EXHIBIT 99.1

Fury Mobilizes Drill to the Serendipity Prospect at Eau Claire

VANCOUVER, Canada – June 19, 2024 - Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) ("Fury" or the "Company") announces that a drill has been mobilized to the greenfield Serendipity Prospect on its wholly owned Eau Claire project in the Eeyou Istchee Territory in the James Bay region of Quebec. The Serendipity Prospect lies within the same prospective geological setting as the Company’s Percival deposit. The Serendipity Prospect is defined by 10 robust geochemical targets with up to 150 times background gold values proximal to the regional scale Hashimoto Deformation Zone (Figure 1). Limited historical drilling near Serendipity intercepted 7.9 metres (m) of 1.23 g/t gold; 12.1 m of 1.38 g/t gold and 1.5 m of 4.27 g/t gold, however, this historical drilling is over 800 m from the targets defined by Fury in an area where the geochemical anomalies are half of the values being targeted (Figure 2). The Company intends to drill test three targets at Serendipity with approximately 3,500 m of diamond drilling.

“We are thrilled to announce this summer’s drilling program which will focus on new discovery at our greenfields Serendipity Prospect as well as a follow up biogeochemical survey to bring new targets forward at the Éléonore Mine style anomaly on our Éléonore South property,” commented Tim Clark, CEO of Fury. “Neither of these targets has ever been drilled, but both areas have been identified as highly prospective and could be significant catalysts for Fury.”

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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Percival – Serendipity Biogeochemical Survey Results

Robust Structurally Controlled Gold Anomalies Defined

FURY

Riviera
Hashimoto Deformation Zone
Serendipity
Legend
Prospect
Structure
Major Structural Trend
Priority Anomalies
Biogeochemical Sample (Au %)
0.0096 - 0.0134
0.0134 - 0.0174
>0.0174
Geology
Diabase Dyke
Felsic Intrusive
Felsic Volcanic
Mudstone
Sediment/Epiclastic
Iron Formation
Mafic Volcanic
Percival
Caradoc
Knight
Cannard Deformation Zone
N
1 km

- Focus on structural controls of brecciation
- Gold correlates with Ag-As-W-Te in breccias
- Productive structures distal to Au highlighted by: Ag-As-Sb-Te-Pb-Bi-S

N
Eau Claire
Snake Lake
Serendipity
6 km
Percival

Figure 1: Plan view of the Percival to Serendipity Trend depicting the 10 gold targets identified through biogeochemical sampling and structural interpretation.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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Figure 2: Three-dimensional view of the Serendipity prospect showing historical versus planned diamond drilling relative to geochemical anomalies and geology.

Serendipity Prospect

The Serendipity Prospect is situated 16 kilometres (km) northeast of the Eau Claire Deposit and 6.5 km north northeast of the Percival Deposit along the Hashimoto Deformation Zone which is related to the Cannard Deformation Zone, one of the primary controls on gold mineralization within the region. The planned 2024 drilling will test geochemical anomalies associated with prospective folded stratigraphy across approximately 2 km of strike length.

Fury’s technical team has gained a better understanding of the combination of pathfinder elements and structural controls on the gold mineralization along the Percival to Serendipity trend. Broad low-grade gold mineralization occurs along well-defined structural splays sub-parallel to the regional Cannard and Hashimoto Deformation Zones. Certain elemental associations, most notably Arsenic, Bismuth, and Tungsten, are proving to be important pathfinders for the gold mineralization. Higher-grade gold within the broader corridor is controlled by secondary shearing and is identified by the high degree of silicification. With this knowledge, the team has refined their targeting along the Percival to Serendipity Horizon identifying ten priority targets for 2024. These identified targets lie within the same stratigraphic package as Percival Main and have undergone varying degrees of deformation. The proximity of the main Cannard and Hashimoto Deformation Zones varies from one target to the other and could have a significant impact on the gold mineralization. Fury believes the varying degrees of deformation are an important control on both gold mineralization and the potential preservation of a sizeable mineralized body.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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“We are excited to get drills turning on our first internally developed greenfields prospect as we strive to continue to build upon the gold inventory through new discoveries at Eau Claire. Historical drilling in the area intercepted some interesting gold values over width, what really intrigues us is the fact that the anomalies we are targeting are 2x stronger than those over the historical drilling,” stated Bryan Atkinson, SVP Exploration of Fury.

Sampling and Assaying Disclosure

Historical Serendipity Diamond Drilling

Analytical samples were taken by sawing NQ diameter core into equal halves on site with one half being sent to ALS Chemex in Val D’or, QC for preparation and analysis. All samples were assayed using a 50g nominal weight fire assay with atomic absorption finish (Au-AA24) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-AA24 results were greater than 5 ppm Au the assay was repeated with 50g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

Biogeochemical Sampling

Biogeochemical samples were taken by collecting approximately 200 grams of black spruce twigs and sent to ALS Lab in Vancouver, BC (ISO/IEC 17025:2017 and ISO 9001:2015 accredited facility) for preparation and analysis. Preparation included drying, separation of needles from twigs and ashing of needles only at 475°C for 24 hours (VEG-ASH01). Ashed samples are analyzed for 65 elements using nitric/hydrochloric acid digestion with ICP-MS finish (ME-VEG41a). QA/QC programs using lab duplicates, standards, and blanks indicate good accuracy.

David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a Canadian-focused exploration company positioned in two prolific mining regions across the country and holds a 54 million common share position in Dolly Varden Silver Corp. (18.99% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit  www.furygoldmines.com.

Neither the TSX nor its Regulations Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Information

This press release contains “forward-looking information” within the meaning of applicable Canadian securities laws. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “believes”, “anticipates”, “expects”, “is expected”, “scheduled”, “estimates”, “pending”, “intends”, “plans”, “forecasts”, “targets”, or “hopes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “will”, “should” “might”, “will be taken”, or “occur” and similar expressions) are not statements of historical fact and may be forward-looking statements.

Specific forward-looking information contained in this release primarily relates to statements that suggest that future work at Eau Claire will potentially increase or upgrade the estimated gold resources. Although Fury has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information including the speculative nature of mineral exploration and development, fluctuating commodity prices, the future tax treatment of the FT Shares, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedarplus.ca.

There may also be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Fury does not undertake to update any forward-looking information except in accordance with applicable securities laws.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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